

July 14, 2010

Ms. Elizabeth L. DelBianco
Executive Vice President
Chief Legal and Administrative Officer
Celestica Inc.
844 Don Mills Road
Toronto, Ontario, Canada M3C 1V7

   Re: **Celestica, Inc.**
     Form 20-F for the Fiscal Year Ended December 31, 2009
     File No. 001-14832

Dear Ms. DelBianco:

   We have reviewed your response letter dated June 28, 2010 in connection with the above-referenced filing and have the following comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 4, 2010.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2009

Item 3. Key Information

D. Risk Factors

"We are dependent on a limited number of customers and end markets, primarily within the consumer, communications and enterprise computing markets, for a substantial portion of our revenue," page 5

1. In response to prior comment 1, you state that the master supply agreements are made during the ordinary course of business and that because of the structure of your business relationship with Research in Motion, you do not believe that there is any agreement required to be filed to your Form 20-F. Given that Research in Motion accounted for 17% of your total revenues in fiscal year 2009, in your response letter and with a view towards expanded disclosure in future filings, please provide us with additional analysis

as to whether you are substantially dependent on your agreements with Research in Motion. Refer to Item 4.B.6 and Instruction 4 of the Instructions as to Exhibits in Form 20-F.

Item 8. Financial Information

Notes to the Consolidated Financial Statements

Note 2. Significant Accounting Policies

(f) Inventories, page F-10

2.   We note your response to prior comment 12. As we previously noted, your reconciliation between Canadian and US GAAP does not identify a difference in how inventory is accounted for. US GAAP, as set forth in ASC 330-10-35-14 and ASC 330-10-S99-9, indicates that an inventory write-down establishes a new cost basis. In this regard, please explain whether you account for inventory allowances differently under either GAAP. If the policy is the same, tell us why you believe that your accounting is proper.

Other

3.   As previously requested, in connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tamara J. Tangen, Staff Accountant, at (202) 551-3443 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Stephani Bouvet, Staff Attorney, at (202) 551-3545 or Barbara C. Jacobs, Assistant Director, at (202) 5513735. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief